Ciba                         Ciba                       Ciba
Specialty Chemicals Inc.     Spezialitatenchemie AG     Specialites Chimiques SA
Switzerland                  Schweiz                    Suisse


                                                                   [CIBA Logo]


Page 1 of 7
October 23, 2001
Basel, Switzerland

News Release: 9 month results 2001
----------------------------------

CIBA SPECIALTY CHEMICALS: SOLID RESULTS DESPITE
GLOBAL DOWNTURN

O    SALES 3 PERCENT DOWN IN LOCAL CURRENCIES IN DIFFICULT MARKETS

O    EBITDA MARGIN AT HIGH 16.9 PERCENT LEVEL

O    FURTHER STRENGTHENED BALANCE SHEET UNDERSCORES SUCCESSFUL CASH FLOW FOCUS

O    CURRENT ECONOMIC UNCERTAINTY MAKES RELIABLE OUTLOOK DIFFICULT

FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except share and per share data)

Nine months ended September 30,                    2001    2000(1)   Change in %

Net sales                                         5 664     5 985         -3*/-5
Gross profit                                      1 823     2 017            -10
Operating income                                    604       688        -4*/-12
Income from continuing operations,
 before income taxes                                449       497            -10
Cumulative effects of change in
 accounting principles, net of tax(2)                 2         0
Net income                                          303       329         +9*/-8
Earnings per share, basic and diluted              4.59      4.96
EBITDA(3)                                           955     1 039         -2*/-8

* Percentage change in local currencies.

(1) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity. The amounts reported in 2000 for net sales, gross profit, operating income and EBITDA are from continuing operations. Net income from discontinued operations, net of taxes, for the first nine months of 2000 was zero.

(2) On January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS No. 133" which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(3) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

In the first nine months of 2001, Ciba Specialty Chemicals achieved solid results in a difficult environment that was influenced by the worsening global slowdown and a continuing escalation of the Swiss franc in the third quarter against most major currencies. Sales were 3 percent lower in local currencies and 5 percent lower in Swiss francs, to total CHF 5.664 billion. The EBITDA margin (16.9 percent of sales) was almost at the first-half year level, reflecting 13 percent lower selling and general administrative costs. Operating income was CHF 604 million. Net income rose 9 percent in local currencies, but fell 8 percent in Swiss francs, to CHF 303 million. Strong cash flow management brought inventories and receivables lower and further reduced net debt. Current indications are that full year sales, EBITDA and net income will be somewhat below the levels in 2000.

Ciba Specialty Chemical's Chairman and Chief Executive Officer Armin Meyer commented, "We have outperformed the market through the first nine months of the year while facing some very challenging circumstances. I consider our results and the further improved financial position to be solid. Our early actions to create a leaner and more customer-focused organization and to reduce costs have enhanced our position for the future."

SALES INFLUENCED BY GLOBAL SLOWDOWN

Sales for the first nine months of 2001 were 3 percent lower in local currencies than the record sales levels of the same period last year. In Swiss francs, sales were 5 percent lower, totalling CHF 5.664 billion.

Sales were influenced by the spreading general economic slowdown that started toward the end of 2000 in the NAFTA region and, during 2001, increasingly affected Europe and Asia. Following the September 11 attacks in the United States, trading conditions in the NAFTA region, as well as in Europe and Asia, deteriorated further, reflecting a very cautious buying pattern by the Company's customers. All five Segments of Ciba were affected by these changes in sales patterns.

The relative strength of the Swiss franc against the U.S. dollar and the Euro, but also the devaluation during the third quarter of currencies in several developing countries, led to negative currency translation effects.

In local currencies, sales in the Asia-Pacific Region remained above the previous year's levels in the third quarter. Cumulatively, they were above the previous year for the first nine months. In Europe, the third quarter saw a drop in several countries, offsetting the advances achieved during the first half of 2001. Year-to-date sales were essentially flat. In the NAFTA region, sales in local currencies for the first nine months of the year were 12 percent below the prior year, similar to the level of decline at the end of the first half. South American sales continued to be higher both in the third quarter and year-to-date, although less pronounced than in the first six months.

For the first nine months, average price declines remained low (-1.2 percent) while volumes were 1.5 percent lower than during the record period of 2000.

EBITDA MARGIN AT HIGH LEVEL

Adverse movements in exchange rates had a sizable impact on profitability. The Swiss franc had already been appreciating against most major currencies through the first half of 2001, with the exception of the U.S. dollar. The Swiss franc continued to appreciate.

during the third quarter, particularly toward the end of the quarter, rising on average since the end of June by 3 percent against the U.S. dollar, 2 percent against the British pound and 1 percent against the Euro.

EBITDA 1 through September was 2 percent lower in local currencies, or 8 percent in Swiss francs, when compared to 2000. The corresponding margin of
16.9 percent of sales was, however, almost at the 17.1 percent level achieved during the first half of 2001.

Operating income declined 4 percent in local currencies. In Swiss francs, it was 12 percent lower, at CHF 604 million. A decrease of CHF 40 million is attributed to lower income from non-core equity affiliates that were divested over the past year. Proactive measures on the cost side helped to mitigate the effects of the general economic slowdown. Selling, general and administrative expenses were down 13 percent compared to the first nine months of 2000, a decline which was clearly over-proportional relative to sales. In line with the slow-down in sales volumes, selective temporary shutdowns in several production units were made during the third quarter, thus avoiding a build-up of inventories. Renegotiations of raw material contracts helped to stop increases in raw material prices. R&D expenses remained almost flat, underscoring the commitment of the company to research even in more difficult times.

Net interest expense continued to decline year-to-date and, during the third quarter was also well below the amounts incurred during the same period in 2000. On the other hand, the Company incurred some losses from both non-hedged currency transaction exposures in currencies such as the Brazilian real and the Turkish lira, as well as due to the appreciation of the Swiss franc against the Euro and the U.S. dollar.

Net income rose 9 percent in local currencies but fell 8 percent in Swiss francs to total CHF 303 million. Earnings per share through the first nine months of 2001 equalled CHF 4.59.

STRONGER BALANCE SHEET UNDERSCORES SUCCESSFUL CASH FLOW FOCUS

In the third quarter, the Company imposed tight measures to further increase cash flow. As a consequence, receivables and inventories both decreased during the third quarter and are below the levels of September 2000, both in absolute terms and relative to sales.

Net debt has been further reduced and is CHF 300 million lower since the start of the year.

The successful current asset management program will continue to be a key management priority. In addition, the Company is accelerating its steps to reduce annual operating expenses by at least CHF 70 million, previously targeted only for the end of 2002.

Ciba Specialty Chemical's Chairman and Chief Executive Officer Armin Meyer commented, "We face a very uncertain business environment. We therefore will intensify our very tight controls on spending. We will avoid build-up of inventories and unnecessary spending of cash. We will also conservatively invest our surplus cash with the least amount of risk. As important, however, is that we are intensifying our outreach

------------------
1 EBITDA stands for Earnings Before Interest, Taxes, Depreciation and Amortization; EBITDA margin means EBITDA divided by net sales.

to our customers to support them through this difficult period. Good customer relations in hard times are key for early success in the next economic upswing."

OUTLOOK

The Company's previous forecasts for 2001 have been based on stable currency rates and on at least no worsening of the global macro-economic conditions in the second-half of 2001. These assumptions will clearly not materialize. Current business conditions make it very difficult to provide reliable forecasts for even the next few months.

Current indications for the full year are that sales, EBITDA (absolute and percentage margin) and net income will all be somewhat below the levels of the record year 2000. The Company however will strive to limit the rate of reductions to about the levels experienced through the first nine months of 2001. This includes minor negative effects stemming from the recent fire in our production plant in Schweizerhalle.

These indications are based on no further deterioration in the various geographical regions and customer end-markets in which the Company operates as well as the attainment of reasonable currency exchange rates.

SEGMENTS

SEGMENT RESULTS (UNAUDITED)

(in millions of Swiss francs)


                     9 month  9 month       Change  Change  9 month      %  9 month      %
                        2001     2000         in %    in %     2001     of     2000     of
                       Sales    Sales  local curr.     CHF   EBITDA  Sales   EBITDA  Sales


Plastic
Additives              1 417    1 484           -2      -5      309   21.8      326   22.0

Coating
Effects                1 502    1 619           -4      -7      333   22.2      354   21.8

Water &
Paper
Treatment              1 123    1 164           -1      -4       98    8.7      141   12.1

Textile
Effects                1 300    1 401           -5      -7      202   15.5      207   14.8

Home &
Personal
Care                    322      317            +5      +2       65   20.1       58   18.2


Plastic Additives

The Plastic Additives Segment continued to register solid profitability through the first nine months of 2001. Sales in local currencies were 2 percent lower than last year's record results. In Swiss francs, sales fell 5 percent to CHF 1.417 billion. Volume matched last year's strong showing. Prices were 1 percent lower. EBITDA totalled CHF 309 million, as compared to CHF 326 million in the first nine months of 2000. The EBITDA margin was 21.8 percent of sales as compared to 22.0 percent in the corresponding period in 2000.

Coating Effects

The Coating Effects Segment continued to suffer from widespread weakness in its key automotive and print advertising customer industries. Sales for the first nine months of the year fell 4 percent in local currencies. In Swiss francs, sales reached CHF 1.502 billion, a decrease of 7 percent. Volume declined 3 percent and there was a 2 percent reduction in prices. EBITDA in the first nine months of 2001 reached CHF 333 million, as compared to CHF 354 million in 2000. Margins improved from 21.8 percent of sales to 22.2 percent. Focused cost reduction measures helped support profitability.

Water & Paper Treatment

Sales in the Water & Paper Treatment Segment during the first nine months of 2001 fell 1 percent in local currencies and 4 percent in Swiss francs to total CHF 1.123 billion. Prices held steady over the period, while volume fell 1 percent. EBITDA totalled CHF 98 million (8.7 percent of sales) through the first three-quarters of 2001, compared to CHF 141 million (12.1 percent) during the comparable period last year. The strength of the British pound and the U.S. dollar against most major currencies, which makes exporting from the U.K. and the U.S. more difficult, continues to pose problems for the business. The Segment is currently undertaking several measures to improve profitability, involving the reduction of both personnel and idle capacity costs. As stated previously, the results of these efforts will begin showing improvements in 2002.

Textile Effects

The Textile Effects Segment saw lower sales during the first nine months of 2001, as compared to year-ago levels, but substantially higher profit margins in large part due to continued tight cost control. The global slowdown in the textile industry continued in the third quarter. Sales through nine months were 5 percent lower in local currencies, or 7 percent lower in Swiss francs, reaching CHF 1.300 billion. Prices were 1 percent lower. Volume fell 4 percent. EBITDA totalled CHF 202 million, equivalent to a margin of 15.5 percent of sales, up from 14.8 percent in the first nine months of 2000.

Home & Personal Care

The Home & Personal Care Segment continued to record increased sales and profits during the first nine months of 2001 compared to the same period in 2000. Sales increased 5 percent in local currencies, driven by higher demand for innovative products. In Swiss francs, sales rose 2 percent to total CHF 322 million. Volume rose 6 percent, while prices declined 1 percent. EBITDA increased by 12 percent, reaching CHF 65 million. The EBITDA margin improved from 18.2 percent of sales in 2000 to 20.1 percent this year.

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.9 billion in 2000 and CHF 293 million was spent on R&D to foster innovation across the Company.

VIRTUAL MEDIA KIT FOR NINE-MONTH RESULTS: HTTP://WWW.CIBASC.COM/MEDIA

o    News release in full (PDF)


FINANCIAL CALENDAR

o January 10, 2002: Deadline for agenda items and motions for the Annual General Meeting
o    February 6, 2002: Full Year 2001 financial results
o    March 22, 2002: Annual General Meeting of Shareholders
o    March 27, 2002: Ex-dividend date
o    May 2, 2002: First Quarter 2002 financial results
o    August 21, 2002: First Half 2002 financial results
o    October 29, 2002: Third Quarter 2002 financial results

For further information please contact:
--------------------------------------

MEDIA                                      INVESTOR RELATIONS
-----                                      ------------------

Basel, Switzerland                         Basel, Switzerland
Thomas Gerlach                             Matthias A. Fankhauser
Tel: +41 61 636 4444                       Tel: +41 61 636 5081
Fax: +41 61 636 3019                       Fax: +41 61 636 5111

USA
Kevin Bryla
Tel: +1 914 785 2692
Fax: +1 914 785 2211

Japan
Chisato Akamatsu
Tel: +81 3 5403 8220
Fax: +81 3 5403 8223

FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals

JANUARY - SEPTEMBER 2001

Consolidated Financial Highlights (unaudited)
(in millions of Swiss francs, except share and per share data)

                                                                         Change
Nine months ended September 30,                  2001       2000(1)           %

Net sales                                       5 664        5 985       -3*/-5
Gross profit                                    1 823        2 017          -10
Operating income                                  604          688      -4*/-12
Financial income and expense                     (155)        (191)         -19
Income from continuing operations,
   before income taxes                            449          497          -10
Provision for income taxes                        148          168          -12
Income from continuing operations                 301          329           -9
Cumulative effects of change in
   accounting principles, net of taxes             (2)           2            0
Net income                                        303          329       +9*/-8
Earnings per share, basic and diluted
         Continuing operations                   4.55         4.96
         Cumulative effects of changes in
     accounting principles                       0.04         0.00
Net income                                       4.59         4.96
EBITDA (3)                                        955        1 039        -2/-8

* Percentage change in local currencies.

(1) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity. The amounts reported in 2000 for net sales, gross profit, operating income and EBITDA are from continuing operations. Net income from discontinued operations, net of taxes for 9 months of 2000 was zero.

(2) On January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standard (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS No. 133" which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(3) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.


Condensed Business Segment Data (unaudited)
(in millions of Swiss francs)
-----------------------------------------------------------------------------
                                                                   Change %
                                                               local
Nine months ended September 30,            2001       2000     curr.      CHF
-----------------------------------------------------------------------------
Net sales
Plastic Additives                         1 417      1 484        -2       -5
Coating Effects                           1 502      1 619        -4       -7
Water & Paper Treatment                   1 123      1 164        -1       -4
Textile Effects                           1 300      1 401        -5       -7
Home & Personal Care                        322        317         5        2
-----------------------------------------------------------------------------
Total net sales                           5 664      5 985        -3       -5
-----------------------------------------------------------------------------
EBITDA(1)
Plastic Additives                           309        326                 -5
Coating Effects                             333        354                 -6
Water & Paper Treatment                      98        141                -30
Textile Effects                             202        207                 -2
Home & Personal Care                         65         58                 12
Corporate                                   (52)       (47)                10
-----------------------------------------------------------------------------
Total EBITDA (1)                            955      1 039                 -8
-----------------------------------------------------------------------------
EBITDA margin (2)
Plastic Additives                         21.8%      22.0%
Coating Effects                           22.2%      21.8%
Water & Paper Treatment                    8.7%      12.1%
Textile Effects                           15.5%      14.8%
Home & Personal Care                      20.1%      18.2%
-----------------------------------------------------------------------------
Total EBITDA margin (2)                   16.9%      17.4%
-----------------------------------------------------------------------------
(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

(2) EBITDA margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).